UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Cornell Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

219141108
(CUSIP Number)

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 219141108

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Limited Partnership I, L.P.
_________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)☒
                                  (b) ☐
_________________________________________________________________________________
3) SEC USE ONLY
_________________________________________________________________________________
4) SOURCE OF FUNDS  WC
_________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)  ☐
_________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
__________________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             238,000
SHARES           _____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            none
EACH            _____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                238,000
WITH            _____________________________________________________________
           10) SHARED DISPOSITIVE POWER
              none
_________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,000
_________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        ☐
_________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%
_________________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
_________________________________________________________________________________

SCHEDULE 13D

CUSIP No. 219141108

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Financial Partners, L.L.C.
 ___________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                                  (b) ☐
____________________________________________________________________________________
3) SEC USE ONLY
____________________________________________________________________________________
4) SOURCE OF FUNDS  WC
____________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)            ☐
____________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
____________________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                     187,000
SHARES            _____________________________________________________________
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY     none
EACH                 _____________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                    187,000
WITH                 _____________________________________________________________
                 10)SHARED DISPOSITIVE POWER
                 none
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,000
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    ☐
___________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
___________________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
___________________________________________________________________________________

SCHEDULE 13D

CUSIP No. 219141108

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Limited Partnership III, L.P.
 ________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
________________________________________________________________________________
3) SEC USE ONLY
________________________________________________________________________________
4) SOURCE OF FUNDS  WC
________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)           ☐
________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                     290,200
SHARES            __________________________________________________________
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY     none
EACH                 __________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                    290,200
WITH                __________________________________________________________
     10) SHARED DISPOSITIVE POWER
            none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
290,200
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    ☐
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
________________________________________________________________________________

SCHEDULE 13D

CUSIP No. 219141108

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Donald T. Netter
 __________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4) SOURCE OF FUNDS  AF
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)            ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                     715,200
SHARES            ____________________________________________________________
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY     none
EACH                 ____________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                    715,200
WITH                 ____________________________________________________________
     10) SHARED DISPOSITIVE POWER
     none
__________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,200
__________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    ☐
__________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
__________________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
__________________________________________________________________________________

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $.001 per share (the "Common Stock"), of Cornell Companies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027.

Item 2.  Identity and Background.

(a) - (c) Dolphin Limited Partnership I, L.P. is a Delaware limited partnership that is engaged in the business of investing in corporate securities (“Dolphin I”). The address of the principal business and principal offices of Dolphin I is 96 Cummings Point Road, Stamford, Connecticut 06902.

The general partner of Dolphin I is Dolphin Associates, LLC, a Delaware limited liability company that is engaged in the business of advising on the investment of corporate securities. The address of the principal business and principal offices of Dolphin Associates, LLC is 96 Cummings Point Road, Stamford, Connecticut 06902.

The managing member of Dolphin Associates, LLC is Dolphin Holdings Corp., a Delaware corporation engaged in managing partnerships entities that advise on the investment of corporate securities. The address of the principal business and principal offices of Dolphin Holdings Corp. is 96 Cummings Point Road, Stamford, Connecticut 06902.

Donald T. Netter is Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corp.. The business address of Mr. Netter is 96 Cummings Point Road, Stamford, Connecticut 06902. The other officers of Dolphin Holdings Corp. and their principal occupations and business addresses are set forth on Schedule I to this Statement.

Dolphin Financial Partners, L.L.C. is a Delaware limited liability company that is engaged in the business of advising on the investment of corporate securities (“Dolphin Financial Partners”). Donald T. Netter is the Manager of, and exercises control over, Dolphin Financial Partners. The address of the principal business and principal offices of Dolphin Financial Partners is 96 Cummings Point Road, Stamford, Connecticut 06902.

Dolphin Limited Partnership III, L.P. is a Delaware limited partnership that is engaged in the business of investing in corporate securities (“Dolphin III”). The address of the principal business and principal offices of Dolphin III is 156 West 56th Street, Suite 1203, New York, NY 10019.

The general partner of Dolphin III is Dolphin Associates III, LLC, a Delaware limited liability company that is engaged in the business of advising on the investment of corporate securities. The address of the principal business and principal offices of Dolphin Associates III, LLC is 156 West 56th Street, Suite 1203, New York, NY 10019.

The managing member of Dolphin Associates III, LLC is Dolphin Holdings Corp. III, a Delaware corporation engaged in managing investment entities that advise on the investment of corporate securities. The address of the principal business and principal offices of Dolphin Holdings Corp. III is 156 West 56th Street, Suite 1203, New York, NY 10019.

Donald T. Netter is Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corp. III.

Dolphin I, Dolphin Financial Partners and Dolphin III are referred to in this Statement as the “Reporting Entities.”

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The acquisition cost of the Common Stock reported in this Statement was approximately $4.3 million by Dolphin I, $3.4 million by Dolphin Financial Partners, $5.6 million by Dolphin III. These costs were funded out of working capital.

Item 4.  Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company for investment purposes.

On October 9, 2006 the Company announced the execution of a definitive agreement with affiliates of The Veritas Capital Fund III, L.P. to be acquired for $18.25 per share cash. On December 28, 2006 principals of Dolphin I conducted a telephonic meeting with James E. Hyman, the Company’s Chairman and Chief Executive Officer, and other members of management to review the Company’s rationale for the proposed merger. On January 10, 2007, Dolphin I sent a letter to the Company’s Board of Directors outlining Dolphin I’s specific concerns with, and its intention to vote against, the proposed transaction. Dolphin I subsequently press released the letter on January 11, 2007. In its letter, Dolphin I articulated its belief, among other things, that (i) the transaction multiple was overstated as a result of rental payments to MCF not continuing in perpetuity, (ii) the proposed merger price represented a discount to EBITDA and EBITDAR multiples of the Company’s publicly traded peers, (iii) the sale process appears to have been skewed against strategic buyers, (iv) the operating projections had not been provided to all shareholders, (v) the Company’s operating results and industry fundamentals had been improving and, (vi) top management’s role in the transaction was unclear.

Principals of Dolphin I had a telephonic meeting with Institutional Shareholder Services (“ISS”), the world’s leading independent proxy voting advisory service, to express Dolphin I’s beliefs regarding the proposed transaction. ISS subsequently recommended that the Issuer’s shareholders vote against the proposed $18.25 merger. The Reporting Entities also made a written demand for appraisal in accordance with Section 262 of the DGCL and dissented from the proposed merger. The proposed merger was abandoned on January 23, 2007 after failing to receive the required stockholder vote.

The Reporting Persons are currently evaluating their position. Depending on various factors including, without limitation, the Company’s financial position and business strategy and prospects, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in discussions with members of management and/or the Board, engaging in discussions with other shareholders, making proposals to the Company concerning changes to its capitalization, operations and business strategies, seeking Board representation, proposing a sale of the Company to a strategic or other buyer. The Reporting Persons may purchase additional shares of Common Stock, sell some or all of their shares of Common Stock, or engage in short sales, enter into hedging transactions or engage in trades in derivative securities with respect to the Common Stock.

Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Entities beneficially owns an aggregate of 715, 200 shares of Common Stock, representing approximately 5.1% of the shares of Common Stock presently outstanding.1  Dolphin I beneficially owns 238,000 shares or approximately 1.7% of the outstanding Common Stock; Dolphin Financial Partners beneficially owns 187,000 shares or approximately 1.3% of the outstanding Common Stock; and Dolphin III beneficially owns 290,200 shares or approximately 2.1% of the outstanding Common Stock.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock By virtue of his relationship with the Reporting persons, Mr. Netter may be deemed to own beneficially the Common Stock owned by each of them. Mr. Netter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Entities, except to the extent of his actual financial interest in the Reporting Entitles.

(c) Except as set forth on Schedule II, no person identified in Item 2 has effected any transaction in shares of Common Stock during the 60 days preceding the date of this filing.

------------------------------------
1 Based upon 14,062,898 shares of Common Stock issued and outstanding as of November 24, 2006, as reported by the Company in its proxy statement filed with the Securities and Exchange Commission on December 21, 2006 with respect to the proposed merger referred to in Item 4.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Agreement of Joint Filing among Dolphin I, Dolphin Financial Partners and Dolphin III, dated February 26, 2007.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2007

                                    DOLPHIN LIMITED PARTNERSHIP I, L.P.
By: Dolphin Associates, LLC, its general partner
By: Dolphin Holding Corp., its managing member
By: /s/ Donald T. Netter
Name: Donald T. Netter
Title: Chief Executive Officer, President and Senior Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.
By: /s/ Donald T. Netter
Name: Donald T. Netter
Title: Manager

DOLPHIN LIMITED PARTNERSHIP III, L.P.
By: Dolphin Associates III, LLC, its general partner
By: Dolphin Holding Corp. III, its managing member
By: /s/ Justin A. Orlando
Name: Justin A. Orlando
Title: Vice President, Managing Director and Secretary

SCHEDULE I

Directors and Officers of Dolphin Holdings Corp.

Name and Position	Principal Occupation	Principal Business Address

Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director	Chairman, Chief Executive Officer, President and Senior Managing Director, Dolphin Holdings Corp. and Dolphin Holdings Corp. III, Manager, Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Theodore A. DeBlanco Managing Director and Senior Vice President	Managing Director and Senior Vice President, Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

Brett J. Buckley Managing Director and Vice President	Managing Director and Vice President, Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

Directors and Officers of Dolphin Holdings Corp. III.

Name and Position	Principal Occupation	Principal Business Address

Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director	Chairman, Chief Executive Officer, President and Senior Managing Director, Dolphin Holdings Corp. and Dolphin Holdings Corp. III, Manager, Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Justin A. Orlando Vice President, Managing Director and Secretary	Vice President, Managing Director and Secretary, Dolphin Holdings Corp. III	156 West 56th Street, Suite 1203, New York, NY 10019.

SCHEDULE II

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by each Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased by Dolphin Limited Partnership I, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

12/29/06	100	18.2700	1,827
01/04/07	1,972	18.3400	36,166
01/05/07	2,700	17.2289	46,518
01/08/07	5,700	18.3400	104,538
01/09/07	3,400	18.3388	62,352
01/10/07	19,400	18.3133	355,278
01/11/07	4,700	18.3400	86,198
01/17/07	700	18.3677	12,857
01/23/07	3,600	19.1571	68,966
01/29/07	4,300	19.2535	82,790
01/30/07	9,400	19.2295	180,757
01/31/07	8,700	19.1139	166,291
02/01/07	7,300	19.0108	138,779

Shares purchased by Dolphin Financial Partners, L.L.C.

Date	Number of Shares	Price Per Share	Cost(*)

01/04/07	1,301	18.3400	23,860
01/05/07	1,700	18.3400	31,178
01/08/07	3,800	18.3400	69,692
01/09/07	2,400	18.3388	44,013
01/10/07	13,000	18.3133	238,073
01/11/07	3,100	18.3400	56,854
01/17/07	400	18.3677	7,347
01/23/07	2,400	19.1571	45,977
01/25/07	15,000	19.2633	288,950
01/26/07	1,000	19.2750	19,275
01/29/07	12,300	19.2535	236,818
01/30/07	7,300	19.2295	140,375
01/31/07	6,900	19.1139	131,886
02/01/07	5,700	19.0108	108,362

Shares purchased by Dolphin Limited Partnership III, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

01/04/07	527	18.3542	9,673
01/05/07	800	18.3494	14,680
01/08/07	1,600	18.3447	29,352
01/09/07	1,100	18.3456	20,180
01/10/07	5,700	18.3146	104,393
01/11/07	2,500	18.3430	45,858
01/17/07	200	18.4052	3,681
01/23/07	1,000	19.1646	19,165
01/25/07	2,700	19.2661	52,018
01/26/07	200	19.3125	3,863

01/29/07	2,900	19.2561	55,843
01/30/07	2,900	19.2321	55,773
01/31/07	2,800	19.1166	53,526
02/01/07	2,300	19.0141	43,732
02/02/07	19,600	18.9186	370,804
02/05/07	5,615	18.9310	106,298
02/06/07	46,000	18.9883	873,460
02/07/07	51,475	19.0088	978,480
02/08/07	37,000	19.3964	717,666
02/14/07	7,500	20.5631	154,223
02/15/07	22,100	20.5675	454,543
02/16/07	20,310	20.7672	421,781
02/20/07	3,300	20.8606	68,840
02/21/07	2,300	20.8783	48,020

____________________
(*) Includes commissions and other execution-related costs.